Exhibit 99.1

Xueda Education Group Announces Shareholders Vote to Approve Going Private Transaction

BEIJING, December 16, 2015 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “merger agreement”) dated July 26, 2015 by and among the Company, Xiamen Insight Investment Co., Ltd. (“Parent”), and Xueda Acquisition Limited (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company as a wholly-owned subsidiary of Parent after the merger (the “merger”), and to authorize and approve and the transactions contemplated by the merger agreement, including the merger.

Approximately 99% of the Company’s total outstanding ordinary shares (including ordinary shares represented by the Company’s American depositary shares (“ADSs”)) voted in person or by proxy at today’s extraordinary general meeting. Of those ordinary shares, approximately 99.9% were voted in favor of the proposal to authorize and approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The parties currently expect to complete the merger in first quarter 2016, subject to the satisfaction or waiver of the conditions set forth in the merger agreement.  Upon completion of the merger, the merger will result in the Company becoming a privately held company.  Xueda’s ADSs will no longer be listed on the New York Stock Exchange, and the Xueda’s ADS program will terminate.  In addition, Xueda’s ADSs and ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com